
September 30, 2021

Teresa M. Nilsen
President
Hennessy Advisors, Inc.
7250 Redwood Blvd., Suite 200
Novato, CA 94945

> **Re: Hennessy Advisors, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 23, 2021**
> **File No. 333-259750**

Dear Ms. Nilsen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tonya K. Aldave at (202) 551-3601 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Jason Hille, Esq.